Hypo Real Estate
GROUP

Hypo Real Estate Holding AG.
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

03 DEC 15 7:21

Rule 12g3-2(b) File No.
82-34748

03045138

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

December 12, 2003

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

Enclosure

(1) December 12, 2003:	Press release "Hypo Real Estate Bank AG sells portfolio of non-performing loans with a volume of around € 490 million"
(2) December 11, 2003:	Press release "Hypo Real Estate Bank International finances purchase of Rudna Logistics Center in Rudna near Prague"
(3) December 4, 2003:	Press release "Manuela Better appointed to Board of Managing Directors of Hypo Real Estate Bank AG"

dw 12/17

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank AG sells portfolio of non-performing loans with a volume of around €490 million

- Important step in the planned restructuring of the domestic real estate portfolio
- One of the largest transactions of this type in Germany

Munich, December 12, 2003: Hypo Real Estate Bank AG has sold a portfolio of non-performing-loans with a total volume of around €490 million. The buyer is a consortium consisting of the financial investor Lone Star and JPMorgan. The parties have agreed not to reveal the purchase price.

"The sale of this portfolio is an important step in the restructuring of Hypo Real Estate Bank AG," comments Johann Berger, spokesman of the Board of Managing Directors of the bank in Munich. "The move helps us to reduce our workout portfolio as planned and concentrate internal resources," continues Berger. "We're getting serious about quickly and consistently implementing the announced restructuring of our domestic portfolio."

The portfolio sale, which is one of the largest transactions of this type in Germany to date, is a so-called true sale. Under the terms of the deal, the bank has sold the loan receivables already terminated complete with all associated collateral to the investor. The sales transaction thus entails a change of lender. The portfolio sold comprises a total of around 1,350 loans concerning 960 properties. Around half of the loans (by volume) were extended to private individuals for residential properties, while the other half relates to commercial loans. HypoVereinsbank acted as arranger for the transaction.

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is a member of Hypo Real Estate Group (HREG). Hypo Real Estate Group (HREG) is one of Europe's largest providers of commercial real estate financing. However, neither the private residential mortgage business nor public-sector lending are included in its core business activities. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: besides *Hypo Real Estate Bank AG Deutschland* domiciled in Munich, these are *Hypo Real Estate Bank International* with headquarters in Dublin and *Württembergische Hypothekenbank AG (WürttHyp)* with headquarters in Stuttgart.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International finances purchase of Rudna Logistics Centers in Rudna near Prague

- **Financing volume totals €66 million**
- **First separate deal concluded by Germany/Central and Eastern Europe office in the Czech Republic**

Munich, December 11, 2003: Hypo Real Estate Bank International is celebrating a first deal in Central and Eastern Europe. The international real estate bank has just financed the purchase of the Rudna Logistics Center in Rudna near Prague by Heitman Central Europe Property Partners II through its Germany/Central and Eastern Europe office in Munich. The financing volume totals €66 million.

"Funding this purchase is the first deal of this type financed by the Munich office of Hypo Real Estate Bank International in the Czech Republic. The country is an attractive market for us, with the commercial real estate market developing at a constantly strong rate. Rents are stable, demand and supply balanced," comments Christoph Donner, who heads the Germany/Central and Eastern Europe office of Hypo Real Estate Bank International. "Our focus remains firmly fixed on Central and Eastern Europe, and we intend to expand our operations in the region," continues Donner.

The logistics center in Rudna was developed by Essen-based Viterra AG. Covering an area of 90,000m², it is rented out to international trucking companies on a long-term basis. The center is conveniently located right by the D5 highway, the main route westward connecting Prague and Plzen, and continuing on toward Nuremberg in Germany.

Hypo Real Estate Bank International, Dublin

Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group (HREG). This is one of Europe's largest providers of commercial real estate financing. However, neither the private residential

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

mortgage business nor public-sector lending are included in its core business activities. HREG consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany. Headed by Christoph Donner and Timo Woskowiak, the Munich office of Hypo Real Estate Bank International is responsible for the bank's operations in Germany and Central and Eastern Europe. The team had already built up a portfolio of around €500 million over the last few years, before the spin-off of Hypo Real Estate Group from HVB. Head of Sales for Central and Eastern Europe is Dr. Walter Hampel.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Heitman
Heitman, founded in 1966, is one of the largest real estate investment management firms in the United States and Europe. Headquartered in Chicago, Heitman manages $11.2 billion in assets invested directly or indirectly in real estate in the US and Europe. The firm's clients include US and international institutions, US and international pension plans, endowments and foundations, and individual investors.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Manuela Better appointed to Board of Managing Directors of Hypo Real Estate Bank AG

Munich, December 4, 2003: The Supervisory Board of Munich-based Hypo Real Estate Bank AG has just appointed **Manuela Better** to act as a regular member of the bank's Board of Managing Directors with effect from January 1, 2004. Ms. Better, 43, will be responsible for Customer Care/Sales, Servicing, and Internal Services. In addition, she will have responsibility for Immo Trading GmbH, a subsidiary serving to exploit and manage bank-owned properties.

On leaving school, Better trained as a bank officer, studied business administration in Munich and Augsburg, and completed an apprenticeship with Bayerische Vereinsbank, where she began her career in the International Real Estate Finance department. She took over as head of this department in 1994. In 1998, Better moved on to FGH Bank in Utrecht, the Netherlands, which at that time was an HVB subsidiary, as head of Business Development, IT and Special Projects. Here she was appointed managing director in 2000. Most recently, she was responsible for overseeing the successful sale of FGH Bank to the Netherlands-based Rabobank Group.

Following the appointment of Manuela M. Better, the Board of Managing Directors of Hypo Real Estate Bank AG comprises Johann Berger (Board spokesman, Credit, Workout), Frank Hellwig (Reporting, Accounting, Taxes), Theodor Knepper (Treasury), and Ms. Better.

Similarly with effect from January 1, 2004, Credit Director **Reinhold Güntner**, 51, has been appointed new executive manager holding general power of attorney at Hypo Real Estate Bank AG.

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Hypo Real Estate Bank AG, Munich, is a member of Hypo Real Estate Group (HREG). Hypo Real Estate Group (HREG) is one of Europe's largest providers of commercial real estate financing. However, neither the private residential mortgage business nor public-sector lending are included in its core business activities. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: besides Hypo Real Estate Bank AG Deutschland domiciled in Munich, these are Hypo Real Estate Bank International with headquarters in Dublin and Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Hypo Real Estate Holding AG
Group Corporate Office
Alexander Oswatitsch
Unsoeldstrasse 2
80538 Muenchen
Germany

03 DEC 15 PM 7:21

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

December 12, 2003

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

please find a copy of the information as sent by air mail December 1, 2003 to the office of international corporation finance. The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Alexander Oswatitsch
Group Corporate Office

Enclosure

November 27, 2003: Press release "Hypo Real Estate International buys U.S. real estate finance portfolio from HVB Group"

Hypo Real Estate GROUP

HVB Group

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate International buys U.S. real estate finance portfolio from HVB Group

Munich, November 27, 2003. As announced, Dublin-based Hypo Real Estate Bank International has now bought the commercial real estate finance portfolio of HVB Group in the United States worth a total of around €3.5 billion (US $4.2 billion). The committed lending volume, which comprises extended loans, promised facilities, guarantees and so on, amounts to around €4.9 billion (US $5.8 billion). The relevant agreement has now been signed in Dublin and New York after the two parties had settled the principles underlying the transaction in a memorandum of understanding back in August 2003. It was agreed not to reveal the purchase price.

"By buying HVB Group's U.S. portfolio, we're further strengthening the Hypo Real Estate Group," states Georg Funke, Chairman of the Board of Hypo Real Estate Holding AG and CEO of Hypo Real Estate Bank International. "We're enhancing the geographical diversification of our overall portfolio, which will enable us to better exploit the opportunities opening up on the real estate markets worldwide," Funke goes on to add. In selling its commercial real estate finance portfolio in the United States, HVB Group is sharpening its clear strategic focus on operations involving retail and corporate customers in Europe. Moreover, the transaction makes a tangible contribution to a further reduction in risk assets by around €3 billion, thus helping to bolster the core capital ratio.

The U.S. portfolio comprises 75% investment loans, 21% development loans, and 4% corporate loans, extended primarily in New York (56%), California (19%), Washington (9%), Boston (7%), and Chicago (3%).

It will be transferred to Hypo Real Estate Bank International in several tranches by mid-December. The transaction takes effect in the banks' income statements when the individual tranches are transferred. The portfolio is now managed by Hypo Real Estate International's 52-strong U.S. team under Andreas Veith.

Press contacts:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

HVB Group
Dr. Knut Hansen
Phone: +49 (0)89 378 24644
Fax: +49 (0)89 378 25699
E-mail: knut.hansen@hvb.de